

July 8, 2022

Darren Marble
Co-Chief Executive Officer
Crush Capital Inc.
Spring Place
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Crush Capital Inc.**
> **Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed June 13, 2022**
> **File No. 024-11293**

Dear Mr. Marble:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Amendment No. 8 to Offering Statement on Form 1-A

Financial Statements for the Years Ended December 31, 2021 and 2020
Consolidated Statements of Cash Flows, page F-6

1. Please tell us how your classification of film costs within cash flows from investing activities rather than cash flows from operating activities complies with ASC 926-230-45-1.

Note 2. Summary of Significant Accounting Policies
Equity Based Compensation, page F-10

2.   It appears you have duplicated the revenue recognition policy under this heading. Please revise to disclose your accounting policy for equity based compensation.

    You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Heidi Mortensen